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[redacted] STATES
HANGE COMMISSION
D.C. 20549

02021832

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 13 2002 354 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8-53143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______________ (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Malory Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6345 Balboa Boulevard, Bldg. 3, Suite 259
(No. and Street)

Encino (City) CA (State) 91316 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Stein 818-654-0700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kleker, Ronald J.
(Name — *if individual, state last, first, middle name*)

23241 Ventura Blvd. #310, Woodland Hills, CA 91364
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Ronald Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Malory Investments, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

DAVID COLLINS
Commission # 1312631
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of Los Angeles } ss.

On Feb. 26 2002 (Date) before me, David Collins (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Ronald Stein (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DAVID COLLINS
Commission # 1312631
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2005

WITNESS my hand and official seal.

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report form X-17A-5 part III

Document Date: N/A Number of Pages: 1

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: ______________________

☐ Individual
☐ Corporate Officer — Title(s): ______________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________________

Signer Is Representing: ______________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

MALORY INVESTMENTS, LLC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements and
Supplementary Information

For the period of January 12, 2001(Inception)
through December 31, 2001

Ronald J. Kleker, C.P.A.
Kleker Accounting Services
Woodland Hills, CA 91364

TABLE OF CONTENTS

FINANCIAL STATEMENTS	page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital pursuant to Rule 15c3-1 and reconciliation of Net Capital amounts	8
Auditors Supplemental Report pursuant to Rule 17a-5(d)(4)	9

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

To the Managing Member of Malory Investments, LLC.

I have audited the accompanying statement of financial condition of Malory Investments, LLC as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the period beginning January 12, 2001(inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Malory Investments, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period beginning January 12, 2001(inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 & 9 is presented for the purposes of additional analysis, it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodland Hills, Calif.
February 20, 2002

Malory Investments, LLC
Statement of Financial Condition
(Balance Sheet)
December 31, 2001

		2001
ASSETS		
CURRENT ASSETS		
Cash-City National Bank Checking Acct.	$	6,201
Prepaid Expenses		1,158
Deposits		1,248
		8,607
TOTAL ASSETS	$	8,607
LIABILITIES & MEMBERS' EQUITY		
LIABILITIES	$	0
MEMBERS' EQUITY		
Equity Contributions		11,965
Accumulated Earnings(Deficit)		(3,358)
TOTAL STOCKHOLDER'S EQUITY		8,607
TO1MEMBERS' EQUITY	$	8,607

See accompanying notes and accountant's report.

Malory Investments, LLC
Statement of Operations
January 12, 2001 (Inception) through December 31, 2001

	2001
OPERATING INCOME	$ 0
OPERATING EXPENSES	
Bank Charges	36
Dues & Subscriptions	1,000
Insurance	307
Professional Fees	1,500
Registrations and Licenses	552
	$ 3,395
INCOME FROM OPERATIONS	(3,395)
OTHER INCOME (EXPENSES)	
Interest Income	37
INCOME BEFORE TAXES	(3,358)
PROVISION FOR TAXES (NOTE 1)	0
NET INCOME (LOSS)	$ (3,358)

See accompanying notes and accountant's report

Malory Investments, LLC
Statement of Changes in Members' Equity
For the period from January 12, 2001(Inception) to December 31, 2001

	Equity Contributed	Accumulated Earnings	Total Equity
BALANCE, January 12, 2001	$ 0	$ 0	$ 0
Capital Contributed	11,965		11,965
NET INCOME	-	(3,358)	(3,358)
BALANCE, December 31, 2001	$ 11,965	$ (3,358)	$ 8,607

See accompanying notes and accountant's report.

Malory Investments, LLC
Statement of Cash Flows
For the period January 12, 2001(Inception) through December 31, 2001

		2001
Cash Flows from Operating Activities:		
Net Income	$	(3,358)
Adjustments:		
(Increase) Decrease in Prepaid Expenses		(1,158)
(Increase) Decrease in Deposits		(1,248)
Net Increase (decrease) in cash provided by operating activities:		(5,764)
Cash Flow from (used for) Investment Activities		0
Cash Flows from Financing Activities		
Member Equity Contributions		11,965
Net Increase (decrease) in cash provided by financing activities:		11,965
Net Cash Flows, All Sources		6,201
Beginning Cash		0
Ending Cash	$	6,201

Additional disclosures pursuant to the statement of cash flows:

a: There was no interest paid during the during 2001.

b: There were no Income taxes paid during 2001.

See accompanying notes and accountant's report

MALORY INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Operations-

Malory Investments, LLC (hereinafter referred to as "the company") is a California Limited Liability Company formed to engage in business as a securities broker/dealer. Its Articles of Organization were filed with the California Secretary of State on January 12, 2001. It is registered with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC). The company has elected to report its operations based on the calendar year. The company is currently inactive but plans for normal operations to begin during the first quarter of 2002.

Securities Transactions-

The company plans to record transactions of a settlement date basis with related commission income and expenses also recorded on a settlement date.

Provision for Income Taxes-

The company anticipates that it will elect to file income taxes as a corporation and therefore will be taxed at the entity level. The company has a net operating loss of $3,358.00. No negative tax provision has been recorded since there is no history that allows the company to expect that the tax benefit of the loss will be realized

(2) NET CAPITAL REQUIREMENTS:

The company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. As of December 31, 2001, aggregate indebtedness to net capital ratio of the company was 0 to 1. The company's net capital of $6,201 as defined under such rules was in excess of the minimum capital requirement of $5,000.

(3) USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Malory Investments, LLC
Net Capital Computation
December 31, 2001

Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2001

Computation of Net Capital		
Total Assets	$	8,607
Less: Total Liabilities		0
Net Ownership Equity qualified for Net Capital		8,607
Less: Non Allowable Assets		
Property & Equipment		0
Haircuts		0
Other Assets		2,406
Net Capital		6,201
Minimum Net Capital Requirement		5,000
Excess Net Capital	$	1,201

Reconciliation between net capital reported by the Company in its FOCUS filing and audited computations shown above:

Net Capital Unaudited (per FOCUS report)	$	6,201
Net Capital Audited		6,201
Difference	$	None

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

Report of Independent Accountant on
Internal Accounting Control Required by SEC Rule 17a-5

To the Managing Member of Malory Investments, LLC.

In planning and performing my audit of the financial statements of Malory Investments, LLC (hereafter referred to as the "Company") for period January 12, 2001 (inception) to December 31, 200 I, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and procedures referred to in the preceding paragraph and to assess the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the

company has the responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

My study and evaluation was made for the limited purpose described in the first paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Malory Investments, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness except as follows:

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Woodland Hills, Calif.
February 20, 2002